UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*
EDAC TECHNOLOGIES CORPORATION
(Name of Issuer)
COMMON STOCK, $0.0025 PAR VALUE PER SHARE
(Title of Class of Securities)
279285100
(CUSIP Number)
Dominick A. Pagano
President and Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue, Farmington, Connecticut 06032
(860) 677-2603
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
OCTOBER 1, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	279285100	SCHEDULE 13D	Page	2	of	4

1	NAME OF REPORTING PERSON Dominick A. Pagano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		727,084

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		727,084

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

727,084

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	279285100	SCHEDULE 13D	Page	3	of	4
     This Amendment No. 2 (the “Second Amendment”) amends the initial statement on Schedule 13D (“Schedule 13D”) filed by Dominick A. Pagano on November 21, 2008 and the First Amendment filed by Dominick A. Pagano on October 6, 2009 with respect to the common stock, par value $0.0025 per share (the “Common Stock”), of EDAC Technologies Corporation, a Wisconsin corporation (the “Issuer”). The purpose of this Second Amendment is to report a change in the number of shares of Common Stock beneficially owned by Mr. Pagano.

ITEM 5	Interest in Securities of the Issuer.
     The information in Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:
          (a) and (b).
     Based upon information contained in the Issuer’s quarterly report on Form 10-Q for the quarter ended July 3, 2010, the ownership percentages contained herein assume that there are 4,869,469 shares of Common Stock outstanding as of July 28, 2010.
     Mr. Pagano beneficially owns an aggregate of 727,084 shares of Common Stock, which includes options to acquire 133,332 shares of Common Stock that will vest within 60 days as follows: 83,333 shares on November 30, 2010, 16,666 shares on December 2, 2010, and 33,333 shares on December 3, 2010. Mr. Pagano’s current beneficial ownership represents 14.9% of the total number of shares of Common Stock outstanding. Mr. Pagano exercises sole voting and dispositive power with respect to such shares of Common Stock.
          (c). Not applicable.
          (d). Not applicable.
          (e). Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information in Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:
     As an officer and director of the Issuer, Mr. Pagano is eligible to participate in the Issuer’s 2000 Employee Stock Option Plan, 2000-B Employee Stock Option Plan, and 2008 Equity Incentive Plan (collectively, the “Plans”). As of the date of this Schedule 13D, Mr. Pagano has 416,667 outstanding stock options that were granted to him pursuant to the Plans. The stock options generally have an exercise price equal to the closing price of the Issuer’s Common Stock on the date of the applicable grant, except that the 50,000 stock options granted in December 2008 and 46,000 stock options granted in December 2009 have an exercise price equal to 1.1 times the closing price of the Issuer’s Common Stock on the date of the applicable grant because the options were incentive stock options and at that time Mr. Pagano owned more than 10% of the outstanding shares of Common Stock of the Issuer. The stock options generally have a five year term from the

CUSIP No.	279285100	SCHEDULE 13D	Page	4	of	4
applicable grant date, and are generally exercisable 1/3 after 1 year, 2/3 after 2 years and are fully exercisable after 3 years from the date of the applicable grant.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2010

/s/ Dominick A. Pagano
Dominick A. Pagano